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September 26, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Laura Hatch

RE: GAMCO Global Gold, Natural Resources & Income

        Trust (File Nos. 333-           and 811-21698)

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of GAMCO Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The Fund represents that its Registration Statement is substantially similar to Post-Effective Amendment No. 3, filed on May 2, 2014, to the Fund’s current shelf registration statement (File No. 333-186097) and that the only substantive changes made to the disclosure contained in Post-Effective Amendment No. 3 to the Fund’s current shelf registration statement are as follows:

•	Financial statements and the notes thereto and selected financial data has been revised as of the Fund’s six-months ended June 30, 2014.
•	The sections related to the Fund’s management were revised to show current information about the Board of Trustees and the Fund’s executive officers.
•	The Summary of Fund Expenses section was updated.
•	Other minor factual updates.

If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (416) 777-4727.

Very truly yours,

/s/ Steven Grigoriou

Steven Grigoriou, Esq.